Mail Stop 4561

January 27, 2010

Marc H. Bell, Chief Executive Officer
FriendFinder Networks Inc.
6800 Broken Sound Parkway
Boca Raton, FL 33487

   Re: **FriendFinder Networks Inc.**
       Amendment No. 8 to Registration Statement on Form S-1
       Filed January 21, 2010
       Amendment No. 9 to Registration Statement on Form S-1
       Filed January 26, 2010
       File No. 333-156414

Dear Mr. Bell:

  We have reviewed the above-captioned filings and your response letter, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated January 22, 2010.

General

1. We note your response to prior comment 7 and your revised disclosure on page 84 where you indicate that the principal amounts of the Subordinated Convertible Notes increased to $176 million in connection with the waivers and amendments to your note agreements. Tell us whether this amount represents your currently available estimate of fair value for the new notes as determined pursuant to ASC 470-50-40-13 (EITF 96-16). Further, tell us what you currently estimate the gain or loss on extinguishment of debt to be, and revise to disclose such amount or the range of potential gain or loss.

Executive Compensation, page 130

Compensation Discussion and Analysis, page 130

Executive Compensation Components, page 131

Bonuses, page 133

2. We note your response to prior comment 8, and your disclosure that the actual bonus pool established for each quarter was less than the maximum because although your financial covenants were achieved, you did not meet your expectations with respect to

"certain budgetary requirements." Please provide further disclosure regarding the budgetary requirements including, without limitation, how the failure to meet expectations with respect to such requirements directly impacted the amount of Mr. Brackett's bonus, prior to adjustment by Mr. Previte. In addition, revise your disclosure in the "Role of Executive Officers in Compensation Decisions" section on page 131 to reflect Mr. Previte's involvement in compensation decisions.

Long-Term Equity Incentive Compensation, page 134

3.   Please provide a reasonably detailed description of the material terms of your 2009 Restricted Stock Plan. For example, but without limitation, state the number of shares reserved under the plan, and describe any limitations on annual or aggregate awards under the plan.

Compensation of Directors, page 141

4.   We note your disclosure that on April 3, 2009, you entered into an agreement with Dr. Lazarus to grant her stock options to purchase 1,250 shares of your common stock upon the consummation of your offering, and you entered into agreements with our other directors to grant each director stock options to purchase 250 shares of your common stock upon the consummation of this offering. It does not appear that you have filed these agreements as exhibits. Please provide us with your analysis as to how you determined not to file the agreements as exhibits pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

Principal Stockholders, page 143

5.   We note your response to prior comment 9. As previously requested, for each principal stockholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by that shareholder. We note that this disclosure has not been provided for Absolute Income Fund, LP, Epic Distressed Debt Opportunity Master Fund Ltd., and Satellite Senior Income Fund, LLC.

Notes to Consolidated Financial Statements

Note S. Subsequent Events, page F-38

6.   Your disclosure on page 5 indicates that you amended 1,373,850 outstanding warrants with an exercise price of $0.0002 per share on October 8, 2009 so that they will no longer expire upon the closing of this offering. Tell us how you considered including a discussion of this amendment in your subsequent events footnote.

Item 16. Exhibits and Financial Statement Schedules, page II-4

Exhibit 5.1

7.   The first full paragraph on page 2 of Exhibit 5.1 limits the scope of that legal opinion
        to the general corporate law of the State of Nevada. Please revise so that the opinion
        is rendered under all Nevada law, including the Constitution, statutes, and reported
        judicial opinions.

                              *   *   *   *   *

        You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen
Collins, Branch Chief – Accounting, at (202) 551-3499, if you have any questions regarding
comments on the financial statements and related matters. Please address questions
regarding all other comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428 or me,
at (202) 551-3462. If you thereafter require further assistance, you may contact the Assistant
Director, Barbara C. Jacobs, at (202) 551-3735.

                                                Sincerely,

                                                Mark P. Shuman
                                                Branch Chief – Legal

cc: Via Facsimile (212) 872-1002
        Bruce S. Mendelsohn, Esq.
        Akin Gump Strauss Hauer & Feld LLP